Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred share dividends for each of the periods indicated:

	Three Month Period Ended March 31, 2018	Fiscal Years Ended December 31,
		2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges(1)	2.86x	2.11x	0.01x(2)	4.16x	7.01x	8.19x
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends(1)	2.86x	2.11x	0.01x(2)	4.16x	7.01x	8.19x

(1)	Fixed charges consist of interest expense for the three month period ended March 31, 2018 and for the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013.

(2)	For the year ended December 31, 2016, our earnings were insufficient to cover fixed charges at a 1:1 ratio by $16.1 million.
We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and dividends on outstanding preferred shares. In each case, earnings represent an increase (decrease) in shareholders' equity resulting from operations plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding.